Kuber Resources Corp.

1113, Tower 2, Lippo Centre

89 Queensway, Admiralty, Hong Kong

February 9, 2026

Securities and Exchange Commission

Division of Corporation Finance,

Office of Technology

Attn: Chen Chen or Christine Dietz

100 F Street N.E.

Washington, D.C. 20549

Re:	Kuber Resources Corp. Form 10-K for the year ended December 31, 2024, and Form 10-Q for the Quarterly Period Ended September 30, 2025, File No. 000-26119

Dear Ms. Chen and Ms. Dietz:

On behalf of Kuber Resources Corp., a Nevada corporation (the “Company,” “we,” “us,” or “our”), we submit this letter in response to the Staff’s comment letter dated January 29, 2026 (the “Comment Letter”) pertaining to the Company’s Form 10-K for the fiscal year ended December 31, 2024 as filed with the Securities & Exchange Commission (the “Commission”) on April 15, 2025 (the “10-K”) and Form 10-Q for the quarterly period ended September 30, 2025 filed with the Commission on November 19, 2025 (the “10-Q”).

We understand from the Staff that the Company should not file any amendments until the Staff has reviewed the Company’s proposed revisions. Accordingly, this response letter describes the changes the Company proposes to make to its disclosures in response to the Staff's comments.

For convenience of reference, each comment contained in the Staff’s Letter is reprinted below, numbered to correspond with the paragraph numbers assigned in the Staff’s Letter, and is followed by the corresponding response of the Company.

Form 10-K for the Fiscal Year Ended December 31, 2024

Consolidated Financial Statements

Note 2 - Summary of significant accounting policies

Segment Reporting, page F-11

1. We note the proposed disclosure provided in your response to prior comment 1. Please further revise to discuss how the CODM uses the segment measure of profitability in assessing segment performance and deciding how to allocate resources. Refer to ASC 280-10-50-29(f) and the example in ASC 280-10-55-54(c).

Response:

The Company acknowledges the Staff’s comment. The Company proposes to further revise Note 2 (Segment Reporting) to explain how the Chief Executive Officer, as the chief operating decision maker (“CODM”), uses the segment measure of profitability (net income) in assessing performance and in deciding how to allocate resources, consistent with ASC 280-10-50-29(f) and ASC 280-10-55-54(c).

Segment Reporting

ASC 280, Segment Reporting, establishes standards for reporting information about operating segments based on the manner in which management organizes the business and evaluates financial performance. Operating segments are components of an enterprise for which discrete financial information is available and regularly reviewed by the chief operating decision maker (“CODM”) to allocate resources and assess performance.

The Company has identified its Chief Executive Officer as the CODM. The CODM reviews the Company’s results only on a consolidated basis and uses consolidated net income as the primary segment measure of profit or loss. The CODM utilizes this measure in the following manner to assess performance and allocate resources:

•	Performance Assessment: The CODM evaluates the Company’s success by comparing consolidated net income against historical results and internal annual budgets. Because the Company’s product lines share a unified infrastructure and management team, the CODM assesses the performance of the enterprise as a single unit rather than evaluating the profitability of individual product lines.
•	Resource Allocation: The CODM uses consolidated net income to determine the total capital available for functional reinvestment. Decisions to hire personnel or increase spending are made at the functional level (e.g., increasing the total R&D budget or expanding the Sales and Marketing team) to benefit the entire entity, rather than allocating specific budgets to a particular product "segment."
•	Decision Making: Resources are deployed based on the CODM’s review of consolidated budget-to-actual results. This functional management approach ensures that capital is prioritized for the Company’s unified strategic goals, such as overall brand growth and consolidated margin improvement.

The CODM is regularly provided with consolidated revenue and significant expense categories, including cost of revenue, research and development, sales and marketing, and general and administrative expenses. Other items included in the measure of profitability reviewed by the CODM include depreciation and amortization, interest income/expense, and income taxes.

As the CODM does not manage the business by product line or geography, and discrete financial information for such components is not used for resource allocation, the Company has concluded it operates as a single operating and reportable segment.

Note 14 - Concentrations, Risks, and Uncertainties

(c) Unissued VAT invoices, page F-18

2. We note your response to prior comment 2 indicates that Kuber Guangdong was incorporated in October 2023 and you disclose that during the nine months ended September 30, 2025, the Company issued VAT invoices for total sales of approximately $28.8 million. Please reconcile this amount to the revenues reported in your statement of income. In this regard, we note that total revenue for the two year period ended December 31, 2024 plus the nine-months ended September 30, 2025 was only approximately $16.4 million.

Response:

The Company acknowledges the Staff’s comment and clarifies that the $28.8 million figure previously cited represents the aggregate sales amount which VAT invoices were issued by Kuber Guangdong and Gongfa Materials (Guangdong) New Materials Technology Co., Limited (“GongFa”) on a combined accumulated basis as of September 30, 2025 and provided a reconciliation schedule. The Company proposes to further revise the Footnote disclosure in future filings.

Unissued VAT Invoices

Sales of the Company’s products in the People’s Republic of China (“PRC”) are subject to value-added tax (“VAT”) at a rate of 6% of the gross sales price or at a rate approved by local tax authorities. The Company accounts for VAT on a net basis, and amounts collected on behalf of tax authorities are excluded from revenue. Output VAT may be offset by VAT paid on purchase of raw materials included in the cost of producing the finished goods sold. VAT payable is recorded in accrued liabilities, and VAT recoverable on qualifying purchases is recorded in other current assets.

Revenue is recognized upon the transfer of control of goods to customers in accordance with ASC 606 and is not contingent upon the issuance of VAT invoices. Accordingly, the VAT invoicing process does not impact the timing or amount of revenue recognized in the Consolidated Statements of Income.

Under PRC tax regulations, the Company’s subsidiaries are subject to limitations on the maximum aggregate amount (quota) of VAT invoices that may be issued during a specified period. Both Kuber Guangdong (incorporated October 17, 2023) and GongFa are currently subject to these limitations, resulting in a backlog of unissued invoices for revenue recognized under US GAAP.

As of December 31, 2024, the status of VAT invoicing for the subsidiaries was as follows:

•	Kuber Guangdong: Issued VAT invoices for gross sales totaling $367,229. The remaining $5,608,252 represents gross sales amounts, excluding VAT, for which invoices have not yet been issued.
•	GongFa: Issued VAT invoices for gross sales totaling $10,463,156. The remaining $6,144,722 represents gross sales amounts, excluding VAT, for which invoices have not yet been issued.

The Company has submitted an application to the local tax authorities to increase its allowable VAT invoice issuance limit and is awaiting approval. Upon approval, the Company expects to issue the outstanding VAT invoices.

Failure to issue VAT invoices within the prescribed timeframe may subject the Company to administrative requirements, including additional filings, payments, or monetary penalties imposed by local tax authorities. As of December 31, 2024, the Company has not received any notices, penalties, or enforcement actions related to this matter.

Kuber Guangdong
	CNY	FX Rate	USD
	Amount (excluding tax)		Amount (excluding tax)
Uninvoice sales revenue at the beginning of 1/1/2022	-		-
Add: 2023 sales revenue	15,184,057	7.07165	2,147,173
Less: Sales revenue invoiced in 2023	999,800	7.07165	141,381
12/31/2023 Uninvoice sales revenue	14,184,257		2,005,792
Add: 2024 sales revenue	27,509,154	7.18572	3,828,309
Less: Sales revenue invoiced in 2024	1,622,880	7.18572	225,848
12/31/2024 Uninvoice sales revenue	40,070,530		5,608,252
Add: Sales revenue from January to September 2025	18,577,305	7.21885	2,573,444
Less: Sales revenue invoiced from January to September 2025	44,863,813	7.21885	6,214,814
9/30/2025 Uninvoice sales revenue	13,784,022		1,966,882

Accumulated sales revenue as of 12/31/2024	42,693,210		5,975,482
Accumulated invoiced sales revenue as of 12/31/2024	2,622,680		367,229
Accumulated Uninvoice sales revenue as of 12/31/2024	40,070,530		5,608,252

Accumulated sales revenue as of 9/30/2025	61,270,515		8,548,926
Accumulated invoiced sales revenue as of 9/30/2025	47,486,493		6,582,044
Accumulated Uninvoice sales revenue as of 9/30/2025	13,784,022		1,966,882

GongFaCai
	CNY	FX Rate	USD
	Amount (excluding tax)		Amount (excluding tax)
Uninvoice sales revenue at the beginning of 1/1/2022	-		-
Add: 2023 sales revenue	-	7.07165	-
Less: Sales revenue invoiced in 2023	-	7.07165	-
12/31/2023 Uninvoiced sales revenue	-		-
Add: 2024 sales revenue	119,339,558	7.18572	16,607,878
Less: Sales revenue invoiced in 2024	75,185,307	7.18572	10,463,156
12/31/2024 Uninvoiced sales revenue	44,154,251		6,144,722
Add: Sales revenue from January to September 2025	50,194,385	7.21885	6,953,238
Less: Sales revenue invoiced from January to September 2025	84,227,474	7.21885	11,667,714
9/30/2025 Uninvoiced sales revenue	10,121,162		1,430,247

Accumulated sales revenue as of 12/31/2024	119,339,558		16,607,878
Accumulated invoiced sales revenue as of 12/31/2024	75,185,307		10,463,156
Accumulated Uninvoice sales revenue as of 12/31/2024	44,154,251		6,144,722

Accumulated sales revenue as of 9/30/2025	169,533,943		23,561,116
Accumulated invoiced sales revenue as of 9/30/2025	159,412,781		22,130,869
Accumulated Uninvoice sales revenue as of 9/30/2025	10,121,162		1,430,247

Total
	CNY	FX Rate	USD
	Amount (excluding tax)		Amount (excluding tax)
Uninvoice sales revenue at the beginning of 1/1/2022	-		-
Add: 2023 sales revenue	15,184,057	7.07165	2,147,173
Less: Sales revenue invoiced in 2023	999,800	7.07165	141,381
12/31/2023 Uninvoiced sales revenue	14,184,257		2,005,792
Add: 2024 sales revenue	146,848,712	7.18572	20,436,186
Less: Sales revenue invoiced in 2024	76,808,187	7.18572	10,689,004
12/31/2024 Uninvoiced sales revenue	84,224,781		11,752,974
Add: Sales revenue from January to September 2025	68,771,690	7.21885	9,526,682
Less: Sales revenue invoiced from January to September 2025	129,091,287	7.21885	17,882,528
9/30/2025 Uninvoiced sales revenue	23,905,184		3,397,128

Accumulated sales revenue as of 12/31/2024	162,032,768		22,583,359
Accumulated invoiced sales revenue as of 12/31/2024	77,807,987		10,830,385
Accumulated Uninvoice sales revenue as of 12/31/2024	84,224,781		11,752,974

Accumulated sales revenue as of 9/30/2025	230,804,458		32,110,041
Accumulated invoiced sales revenue as of 9/30/2025	206,899,274		28,712,913
Accumulated Uninvoice sales revenue as of 9/30/2025	23,905,184		3,397,128

General

3. We note your response to prior comment 3 does not address each of the comments in the Division of Corporation Finance’s Sample Letter to China-Based Companies issued December 2021 and July 2023. Please confirm that your revised disclosure will address all of the applicable disclosures in each of the 15 comments in the letter. In this regard, we understand that you do not have a VIE structure so those disclosures will not apply.

Response:

The Company confirms that its revised disclosures will address all applicable disclosure topics identified in the Division of Corporation Finance’s Sample Letter to China-Based Companies issued in December 2021 and July 2023, including the topics covered in each of the 15 comments, to the extent applicable to the Company’s facts and circumstances. The Company understands that VIE-specific disclosures are not applicable because the Company does not conduct its PRC operations through a VIE structure.

The Company will include these disclosures in the forepart and risk factors of its future filings including  Form 10-K, as appropriate, and will provide a topic-by-topic cross-reference (Sample Letter topic to filing section/page) addressing all applicable topics as set forth in the Sample Letter, or in a supplemental response, if requested by the Staff.

Form 10-Q for the Quarterly Period Ended September 30, 2025

Condensed Consolidated Financial Statements

Note 11 – Acquisition of Business under Common Control

4. We note your response to prior comment 8. As previously requested, please describe, in detail, the relationship between and ownership in the entities involved in the transaction before and after the acquisition of Gongfa that supports the common control determination for accounting purposes. Refer to ASC 805-50-15-6. Also, your disclosures and response indicate that the company is still evaluating the transaction and its accounting. As this transaction was completed more than a year ago, please explain to us how you have not yet determined the appropriate accounting.

Response:

The Company acknowledges the Staff’s comment and hereby clarifies the relationship between and ownership in the entities involved in the transaction before and after the acquisition of Gongfa that supports the common control determination for accounting purposes. The Company also proposes to further revise the Footnotes in its future filings.

Prior to the Acquisition, the Company and Gongfa were under the common control of a shareholder group consisting of Mr. Raymond Fu and Mr. Li Jiyong (the "Control Group"). The Control Group’s authority to direct both entities is established as follows:

•	Control of the Company: The Control Group held 100% of the voting interest in Storming Dragon Limited, which in turn held a 61% majority interest in the Company. Within Storming Dragon, Mr. Fu held 51% and Mr. Li held 49% (directly and indirectly, respectively).
•	Control of Gongfa: The Control Group directed 100% of the voting interest in Gongfa. While Mr. Raymond Fu held no direct equity interest in Gongfa, Mr. Li Jiyong held the 100% voting interest (19% directly, and 81% indirectly through his majority control of Shenzhen Fengyong and Shenzhen Guangfeng, respectively).
•	Legal Basis for Common Control: Pursuant to an agreement made on September 19, 2023, Mr. Fu and Mr. Li committed to act in concert and vote their respective interests in both Storming Dragon and Gongfa as a single block.

By virtue of this agreement, the Control Group held a "controlling financial interest" in both the transferor and transferee at the time of the transaction. This satisfies the criteria for common control under ASC 805-50-15-6, as an agreement to vote in concert provides the necessary evidence of a shareholder group acting as a single controller.

The Company clarifies that the accounting treatment for the acquisition was finalized at the time of the transaction closing. The inclusion of language in previous filings indicating that the Company was 'still evaluating' the transaction was an inadvertent drafting oversight; the disclosure wording was not properly revised to reflect the conclusion of the Company's analysis. The Company has now updated the footnote, as copied below and proposed to be included in future filings, to correctly reflect that the determination was finalized based on the Control Group's voting arrangements and the alignment of historical financial records.

Revision to Footnote 11

Note 11 – Acquisition of Business under Common Control

On January 14, 2025, the Company, through Kuber Guangdong, completed the acquisition of Gongfa Materials (Guangdong) New Materials Technology Co., Limited (“Gongfa”), a PRC company. As a result of the transaction, Gongfa became a wholly owned subsidiary of Kuber Guangdong. Under the terms of the Acquisition Agreement, Kuber Guangdong acquired 100% of the issued and outstanding equity interest of Gongfa in exchange for the issuance of 24,944,381 shares of the Company’s common stock. The transaction was accounted for as a business combination between entities under common control in accordance with ASC 805-50.

Common control was established through a shareholder control group consisting of Mr. Raymond Fu and Mr. Li Jiyong (the “Control Group”). Pursuant to a Cooperative Agreement dated September 19, 2023, the members of the Control Group agreed to act in concert and vote their collective interests as a single block to direct the management and policies of both entities. At the time of the transaction, the Control Group held a 100% direct and indirect voting interest in Storming Dragon Limited (the holder of a 61% voting interest in the Company) and a 100% direct and indirect voting interest voting interest in Gongfa. Consequently, the Control Group held a controlling financial interest in both the transferor and transferee.

Accordingly, the assets and liabilities of Gongfa were recognized at their historical carrying amounts, and no goodwill or step-up in basis was recorded. In accordance with ASC 805-50-45, the Company’s financial statements and the 24,944,381 shares issued have been adjusted to include the historical results and financial position of Gongfa for all periods during which the entities were under common control.

A copy of this letter and any related documents have also been filed via the EDGAR system. Thank you for your courtesies. Should you have any additional questions, please contact me at +852 3703 6155

Sincerely,
/s/ Raymond Fu
Chief Executive Officer

cc:	Chen Chen, Securities and Exchange Commission Christine Dietz, Securities and Exchange Commission Jessica M. Lockett, Esq. Timothy Lam, Hong Kong Legal Counsel